Exhibit 99.1

Shareholder Group Announces Election of

Director Nominees at Extraordinary General Meeting

NEW YORK, NEW YORK, September 28, 2012 — CPI Ballpark Investments Ltd., Swiss Re Financial Products Corporation, China Environment Fund III, L.P., Aqua Resources Asia Holdings Limited, Abrax and IWU International Ltd. (collectively, the “Shareholder Group”) announced that, based on the results from today’s extraordinary general meeting (the “EGM”), shareholders of China Hydroelectric Corporation (the “Company”) have voted to:

1.	Remove John D. Kuhns, Richard H. Hochman, Shadron Lee Stastney, Anthony H. Dixon and Stephen Outerbridge as directors of the Company; and

2.	Appoint Jui Kian Lim, Moonkyung Kim, Amit Gupta and Yun Pun Wong as directors of the Company.

Approximately 86% of the issued and outstanding ordinary shares of the Company were voted at the EGM, and approximately 66.8% of ordinary shares voting at the EGM voted in favor of the above matters proposed by the Shareholder Group in accordance with the Articles of Association of the Company. The election results were certified by an independent inspector of elections.

The Shareholder Group continues to have good faith discussions with senior management and outgoing directors toward an amicable transition.

Information regarding each of the newly elected directors is set forth in the amended and restated Notice of Extraordinary General Meeting of the Shareholders and Proxy Statement (attached as Exhibit 99.3 to Amendment No 3. to the Schedule 13D filed by the Shareholder Group with the U.S. Securities and Exchange Commission on August 30, 2012).

For further information, please contact:

Investors:

Innisfree M&A Incorporated

501 Madison Avenue, New York, NY 10022

Attn: Jonathan Salzberger

Phone: (212) 750-5833

Email: jsalzberger@innisfreema.com

Media:

Ryan Financial Communications

13/F, Wyndham Place, 40-44 Wyndham Street, Central, Hong Kong

Attn: Lauren Goble

Phone: +852 3655 0512

Email: lauren@ryanfin.com